EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated financial statements

As of and for the nine-month periods ended
September 30, 2001 and 2002








CONTENTS

Unaudited interim consolidated balance sheets
Unaudited interim consolidated statements of income
Unaudited interim consolidated statements of cash flows
Notes to the unaudited interim consolidated financial statements








[GRAPHIC OMITTED]

THIS REPORT IS COMPOSED OF AN ENGLISH TRANSLATION OF A THIRD QUARTER REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, EXCEPT FOR THE AND THOUSAND OF US$ COLUMNS INCORPORATED TO PROVIDE ADDITIONAL INFORMATION.


     TABLE OF CONTENTS                                                  Page

-    Unaudited interim consolidated balance sheets at
     September 30, 2001 and 2002                                          1

-    Unaudited interim consolidated statements of income for
     the nine-month periods ended September 30, 2001 and 2002             3

-    Unaudited interim consolidated statements of cash flows
     for the nine-month periods ended September 30, 2001 and 2002         4

-    Notes to unaudited interim consolidated financial statements         6



THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND UNLESS OTHERWISE INDICATED, AMOUNTS ARE EXPRESSED IN CH$ AS OF SEPTEMBER 30, 2002. THE OBSERVED RATE OF EXCHANGE ON SUCH DATE WAS US$ 1 = CH$ 748.73

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                      INTERIM CONSOLIDATED BALANCE SHEET
                                  (Unaudited)

          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos of September 30, 2002 and thousands of U.S. dollars)


                                                                                At September 30,
                                                                   -------------------------------------------
               ASSETS                                                2001             2002              2002
               ------                                                ----             ----              ----
                                                                     ThCh$            ThCh$             ThUS$
CURRENT ASSETS:
    Cash ....................................................      16,674,445        13,901,990         18,567
    Time deposits............................................      26,607,814         1,923,893          2,570
    Marketable securities....................................      21,501,266        14,407,356         19,242
    Accounts receivable (net)................................      43,869,799        33,027,067         44,111
    Amounts due from related companies.......................         526,271           234,089            312
    Inventories..............................................      22,701,082        18,199,806         24,308
    Recoverable taxes........................................       8,686,275         3,333,270          4,452
    Deferred taxes...........................................       4,700,910           377,723            505
    Other current assets.....................................      50,766,541         6,714,835          8,968
                                                                  -----------        ----------       --------
         Total current assets................................     196,034,403        92,120,029        123,035
                                                                  -----------        ----------       --------

PROPERTY, PLANT AND EQUIPMENT
    Land ....................................................      16,403,155        16,848,011         22,502
    Buildings and construction...............................     104,323,914       106,860,401        142,722
    Machinery and equipment..................................     258,269,929       257,181,905        343,491
    Other property, plant and equipment......................     176,697,197       188,209,492        251,372
    Technical reappraisal of property, plant
      and equipment..........................................       1,847,299         1,846,858          2,467
    Less:  Accumulated depreciation..........................    (315,197,290)     (355,794,069)      (475,197)
                                                                  -----------       -----------       --------
         Total property, plant and equipment.................     242,344,204       215,152,598        287,357
                                                                  -----------       -----------       --------

OTHER ASSETS:
    Investments in related companies.........................      17,908,341        19,698,092         26,309
    Goodwill (net)...........................................     124,041,369       120,595,138        161,066
    Investments in other companies...........................         728,874           768,297          1,026
    Accounts due from related companies......................         295,639            88,304            118
    Long-term receivables....................................       1,846,749           104,965            140
    Intangible assets (net)..................................       1,129,868           727,998            972
    Other.........................................                158,005,619       212,865,458        284,302
                                                                  -----------       -----------       --------
         Total other assets..................................     303,956,459       354,848,252        473,933
                                                                  -----------       -----------       --------
         Total assets........................................     742,335,066       662,120,879        884,325
                                                                  ===========       ===========        =======

     The accompanying Notes 1 to 17 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                      INTERIM CONSOLIDATED BALANCE SHEET
                                  (Unaudited)

          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos of September 30, 2002 and thousands of U.S. dollars)


                                                                                At September 30,
                                                                   -------------------------------------------
             LIABILITIES                                             2001             2002              2002
             -----------                                             ----             ----              ----
                                                                     ThCh$            ThCh$             ThUS$
CURRENT LIABILITIES:
    Short-term bank liabilities..............................         389,412             1,511              2
    Current portion of long-term bank
      liabilities............................................       5,730,041         1,301,818          1,739
    Current portion of bonds payable.........................       4,513,445         3,358,487          4,486
    Dividends payable........................................       4,000,331        14,310,869         19,114
    Trade accounts payable and notes payable.................      33,112,996        21,370,982         28,543
    Other accrued liabilities and provisions.................      16,600,037        14,886,924         19,883
    Amounts payable to related companies.....................      11,058,796         5,443,470          7,270
    Income taxes payable.....................................       8,432,690         6,211,383          8,295
    Other taxes payables.....................................       6,688,821         2,702,982          3,610
                                                                  -----------       -----------       --------
         Total current liabilities...........................      90,526,569        69,588,426         92,942
                                                                  -----------       -----------       --------

LONG-TERM LIABILITIES:
    Long-term bank liabilities...............................      59,185,346        61,341,271         81,927
    Bonds payable............................................     165,309,728       142,196,393        189,917
    Notes payable............................................               -                 -              -
    Various creditors........................................         358,715            64,764             86
    Amounts payable to related companies.....................               -                 -              -
    Other accrued liabilities and provisions.................       6,008,786         9,686,033         12,937
    Deferred taxes...........................................         558,989         1,505,538          2,011
    Other long-term liabilities..............................      12,019,063         6,892,926          9,206
                                                                  -----------       -----------       --------
         Total long-term liabilities.........................     243,440,627       221,686,925        296,084
                                                                  -----------       -----------       --------

    Minority interest........................................          47,863            48,026             64
                                                                  -----------       -----------       --------
SHAREHOLDERS' EQUITY:
    Paid-in capital..........................................     181,492,072       181,477,998        242,381
    Other reserves...........................................      85,157,568        70,204,356         93,764
    Retained earnings........................................     118,944,899        94,212,651        125,830
    Net income for the period................................      22,725,468        24,902,497         33,260
                                                                  -----------       -----------       --------
         Total shareholders' equity..........................     408,320,007       370,797,502        495,235
                                                                  -----------       -----------       --------
         Total liabilities and shareholders' equity..........     742,335,066       662,120,879        884,325
                                                                  ===========       ===========       ========

     The accompanying Notes 1 to 17 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                   INTERIM CONSOLIDATED STATEMENT OF INCOME
                                  (Unaudited)

          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos at September 30, 2002 and thousands of U.S. dollars)


                                                                         Nine months ended September 30,
                                                                 ----------------------------------------------
                                                                     2001             2002              2002
                                                                     ----             ----              ----
                                                                     ThCh$            ThCh$             ThUS$
OPERATING INCOME:
    Net sales................................................     365,554,341       291,194,234        388,918
    Cost of sales............................................    (231,620,911)     (193,146,228)      (257,965)
                                                                  -----------       -----------       --------
         Gross profit........................................     133,933,430        98,048,006        130,953
    Administrative and selling expenses......................     (97,334,771)      (73,810,397)       (98,581)
                                                                  -----------       -----------       --------
         Operating income....................................      36,598,659        24,237,609         32,372
                                                                  -----------       -----------       --------

OTHER INCOME AND EXPENSES:
    Financial income.........................................      14,889,924        16,038,266         21,420
    Other non-operating income...............................      13,418,028         2,390,740          3,193
    Financial expenses.......................................     (14,715,338)      (16,110,583)       (21,517)
    Other non-operating expenses.............................      (6,495,143)      (23,049,191)       (30,784)
    Share of income (loss) from
      affiliate companies....................................        (961,315)       11,690,933         15,614
    Amortization of goodwill.................................      (7,960,236)       (6,241,761)        (8,336)
    Price-level restatement..................................      (6,115,646)       25,075,066         33,490
                                                                  -----------       -----------       --------
         Non-operating income................................      (7,939,726)        9,793,470         13,080
                                                                  -----------       -----------       --------
         Income before income taxes
          and minority interest..............................      28,658,933        34,031,079         45,452
    Income taxes.............................................      (5,910,381)       (9,126,753)       (12,190)
                                                                  -----------       -----------       --------
         Income before minority interest.....................      22,748,552        24,904,326         33,262
    Income (loss) attributable to minority interest..........         (23,084)           (1,829)            (2)
                                                                  -----------       -----------       --------
         Net income..........................................      22,725,468        24,902,497         33,260
                                                                  ===========       ===========       ========


     The accompanying Notes 1 to 17 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                 INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Unaudited)

          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos at September 30, 2002 and thousands of U.S. dollars)


                                                                         Nine months ended September 30,
                                                                 ----------------------------------------------
                                                                     2001             2002              2002
                                                                     ----             ----              ----
                                                                     ThCh$            ThCh$             ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES:
    Collection of accounts receivable........................     547,143,688       419,714,342        560,568
    Financial income received................................      10,097,564        16,088,047         21,487
    Other income received....................................      17,363,612        15,147,516         20,231
    Payments to suppliers and personnel......................    (408,895,267)     (321,142,665)      (428,916)
    Interest paid............................................      (8,931,251)      (14,032,723)       (18,742)
    Income tax payments......................................      (1,126,458)       (3,696,488)        (4,937)
    Other expenses...........................................      (2,351,847)       (4,343,815)        (5,802)
    VAT and other similar items paid.........................     (63,665,458)      (56,164,185)       (75,013)
                                                                 ------------      ------------      ---------
         Net cash provided by operating activities...........      89,634,583        51,570,029         68,876
                                                                 ------------      ------------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of shares in subsidiary...........           5,674                 -              -
    Borrowings from banks and others.........................      91,343,441        30,829,386         41,176
    Proceeds from issuance of bonds..........................     112,671,386                 -              -
    Dividends paid...........................................     (55,423,764)      (43,798,390)       (58,497)
    Payments of loans........................................    (103,248,104)      (58,640,475)       (78,320)
    Payments of bonds........................................    (129,625,206)       (5,626,097)        (7,514)
    Payments of expenses from issuance of bonds..............      (1,712,113)                -              -
                                                                 ------------      ------------      ---------
         Net cash provided by (used in) financing activities.     (85,988,686)      (77,235,576)      (103,155)
                                                                 ------------      ------------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from sales of property, plant and equipment.....       3,120,852           511,999            684
    Proceeds from sales of other investments.................     626,816,228        34,127,352         45,580
    Other income.............................................               -                 -              -
    Collection of loans to related companies.................         347,616                 -              -
    Proceeds from other investing activities.................      35,813,162        12,234,547         16,340
    Additions to property, plant and equipment...............     (15,609,565)      (15,684,757)       (20,948)
    Permanent investments....................................     (15,737,827)                -              -
    Investments in financial instruments.....................    (682,777,987)      (28,520,384)       (38,091)
    Others loans to related companies........................        (841,708)         (290,304)          (388)
                                                                 ------------      ------------      ---------
         Net cash flow provided by (used in) investing
         activities                                               (48,869,229)        2,378,453          3,177
                                                                 ------------      ------------      ---------

         Net (decrease) increase in cash and cash equivalents     (45,223,332)      (23,287,094)       (31,102)
    Effect of inflation on cash and cash equivalents.........      (1,930,143)       (5,074,804)        (6,778)
                                                                 ------------      ------------      ---------
         Net (decrease) increase in cash and cash equivalents     (47,153,475)      (28,361,898)       (37,880)
                                                                 ------------      ------------      ---------

    Cash and cash equivalents at beginning of period.........     102,406,100        58,475,574         78,100
    Cash and cash equivalents at end of period...............      55,252,625        30,113,676         40,220
                                                                 ============      ============      =========

     The accompanying Notes 1 to 17 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                 INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Unaudited)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos at September 30, 2002 and thousands of U.S. dollars)


                                                                         Nine months ended September 30,
                                                                 ----------------------------------------------
                                                                     2001             2002              2002
                                                                     ----             ----              ----
                                                                     ThCh$            ThCh$             ThUS$
SECONCILIATION BETWEEN NET INCOME FOR THE
PERIOD AND NET CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
    Net income...............................................      22,725,468        24,902,497         33,260

Income on sale of assets:
    Loss (gain) on sale of property, plant and equipment.....      (1,068,045)          318,953            426
    Loss on sale of investments..............................          49,928                 -              -
    Loss (gain) on sale of other assets......................         (71,883)            7,789             10

Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation.............................................      32,688,494        30,700,110         41,003
    Amortization of intangibles..............................       3,425,613           515,519            689
    Write-offs and provisions................................       6,528,022         9,659,425         12,901
    Participation in (earnings) losses of investments under
      equity method .........................................         961,315       (11,690,933)       (15,614)
    Amortization of goodwill.................................       7,960,236         6,241,761          8,336
    Price-level restatement..................................       6,115,656       (25,075,066)       (33,490)
    Other credits to income that do not represent
      cash flows.............................................     (29,443,338)       (9,239,997)       (12,341)
    Other debits to income that do not represent
      cash flows.............................................       5,051,347        28,771,065         38,426
    Income attributable to minority interest.................          23,084             1,829              2

CHANGE IN OPERATING ASSETS / LIABILITIES:
    Decrease in accounts receivable..........................      26,698,117        25,227,872         33,694
    Decrease (increase) in inventories.......................       1,970,735        (3,723,743)        (4,973)
    Decrease in other current assets.........................       9,716,970         3,033,397          4,051
    Decrease in trade accounts payable and
      notes payable relating to operating activities.........      (7,498,586)      (31,800,729)       (42,473)
    Increase (decrease) in interest payable..................       6,073,516        (2,243,823)        (2,997)
    Increase (decrease) in income taxes payable..............       2,169,080         5,504,465          7,352
    Increase in accounts payable relating to
      non-operating income...................................        (512,520)        4,061,054          5,424
    Decrease in VAT and other similar taxes..................      (3,928,626)       (3,601,416)        (4,810)
                                                                   ----------        ----------         ------
         Net cash provided by operating activities...........      89,634,583        51,570,029         68,876
                                                                   ==========        ==========         ======

     The accompanying Notes 1 to 17 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)



NOTE 1 - BASIS OF PRESENTATION
------------------------------

In the opinion of the Company's management, the accompanying interim consolidated financial statements of the Company include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results for such interim periods.

The interim results for the nine-month period ended September 30, 2002, are not necessarily indicative of the results for the full calendar year. These financial statements should be read in conjunction with the Company's consolidated audited financial statements and the related notes for the fiscal year ended December 31, 2001. All significant accounting policies followed in the preparation of these interim financial statements are described in Note 1 to the Company's audited consolidated financial statements referred to above, with the exception of the following:

The net adjustment of non-monetary assets, liabilities and equity accounts was made on the basis of a variation of 1.3% in the Consumer Price Index ("CPI") applicable for the nine-month period ended September 30, 2002 (2.2% in 2001) and was included in the price-level restatement account in the statements of income.

Values for the UF are as follows (historical Chilean pesos per UF):

Year                                                         At September 30,
----                                                         ----------------
                                                                   Ch$
2001                                                            16,094.96
2002                                                            16,455.03

For comparative purposes, the September 30, 2001 interim financial statements and the amounts disclosed in the related notes have been restated in terms of Chilean pesos of September 30, 2002 purchasing power.

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying September 30, 2002 interim financial statements are presented solely for the convenience of the foreign reader at the closing exchange rate of Ch$ 748.73 per US $ 1.00 quoted by the Central Bank of Chile for September 30, 2002. No representation is made that the Chilean peso amounts could have been, or could be, converted into U.S. dollars at that rate or any other rate.

NOTE 2 - PRICE-LEVEL RESTATEMENT
--------------------------------

The detail of the composition of the price-level restatement is as follows:


                            Variation in UF,        Variation in
                           IVP or other index     foreign currency         Variation in CPI        Accumulated total
Price-level restatement     2001       2002       2001        2002         2001        2002        2001        2002
-----------------------     ----       ----       ----        ----         ----        ----        ----        ----
                            ThCh$      ThCh$      ThCh$       ThCh$        ThCh$       ThCh$       ThCh$       ThCh$
Assets
   Current                     -       1,796   16,781,317   11,291,974     336,638      20,743   17,117,955   11,314,513
   Fixed assets                -           -            -            -   2,026,399   1,020,756    2,026,399    1,020,756
   Other                       -           -   29,353,605   46,015,367   8,395,065   6,535,925   37,748,670   52,551,292

Liabilities
   Current               (11,708) (1,607,504)  (5,579,603)  (2,591,446)   (451,333)   (991,795)  (6,042,644)  (5,190,745)
   Long-term            (672,638)          -  (43,761,049) (26,621,550) (4,355,487) (3,428,053) (48,789,174) (30,049,603)
   Equity                      -           -            -            -  (7,743,333) (4,256,684)  (7,743,333)  (4,256,684)
   Income and expense
      accounts                 -           -            -            -    (433,519)   (314,463)    (433,519)    (314,463)
                        --------  ----------   ----------  -----------  ----------  ----------   ----------   ----------
       Total            (684,346) (1,605,708)  (3,205,730)  28,094,345  (2,225,570) (1,413,571)  (6,115,646)  25,075,066
                        ========  ==========   ==========  ===========  ==========  ==========   ==========   ==========

NOTE 3 - TIME DEPOSITS
----------------------

Time deposits at each period-end are as follows:

                                                          At September 30,
                                                    ---------------------------
                                                      2001              2002
                                                      ----              ----
                                                      ThCh$             ThCh$

Local currency deposits......................                -                -
Foreign currency deposits....................       26,607,814        1,923,893
                                                    ----------        ---------
         Total...............................       26,607,814        1,923,893
                                                    ==========        =========

NOTE 4 - MARKETABLE SECURITIES

Marketable securities at each period-end are as follows:

                                                           At September 30,
                                                      -------------------------
                                                       2001              2002
                                                       ----              ----
                                                       ThCh$             ThCh$

Mutual Funds................................        21,419,986       14,407,356
Investment Funds............................            81,280                -
                                                    ----------       ----------
         Total..............................        21,501,266       14,407,356
                                                    ==========       ==========

NOTE 5 - ACCOUNTS RECEIVABLE
----------------------------

Accounts receivable (net) at each period-end consist of the following:

                                                          At September 30,
                                                    ---------------------------
                                                      2001              2002
                                                      ----              ----
                                                      ThCh$             ThCh$

Trade accounts receivable (net)............         27,833,992       17,064,571
Notes receivable (net).....................          9,355,715        6,858,162
Miscellaneous accounts receivable (net)....          6,680,092        9,104,334
                                                    ----------       ----------
         Accounts receivable (net).........         43,869,799       33,027,067
                                                    ==========       ==========

Accounts receivable are shown net of a total provision for doubtful accounts of ThCh$ 2,290,685 at September 30, 2002.

     Notes receivable consist primarily of post-dated checks. Miscellaneous accounts receivable consist primarily of advance payments made to suppliers and amounts due from employees.

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

a)   Property, plant and equipment at each period-end are as follows:

                                                          At September 30,
                                                    ---------------------------
                                                      2001              2002
                                                      ----              ----
                                                      ThCh$             ThCh$

Land......................................          16,403,155       16,848,011
Buildings and improvements................         104,323,914      106,860,401
Machinery and equipment...................         258,269,929      257,181,905
                                                   -----------      -----------
         Total............................         378,996,998      380,890,317
                                                   ===========      ===========

b)   Other property, plant and equipment at each period-end are as follows:

                                                          At September 30,
                                                    ---------------------------
                                                      2001              2002
                                                      ----              ----
                                                      ThCh$             ThCh$

Containers................................          93,655,466      101,008,738
Furniture and fixtures....................          26,422,099       27,915,386
Marketing and displays....................          40,852,748       44,586,654
Other.....................................          15,766,884       14,698,714
                                                   -----------      -----------
         Total other property, plant
         and equipment....................         176,697,197      188,209,492
                                                   ===========      ===========

c)   Technical reappraisal of property, plant and equipment:

This item represents the increase in value of property, plant and equipment resulting from a technical reappraisal made by the Company in 1979 under SVS regulations.


                                                          At September 30,
                                                    ---------------------------
                                                       2001              2002
                                                       ----              ----
                                                       ThCh$             ThCh$

Land     .................................           1,234,703        1,234,410
Buildings and construction................             171,200          171,160
Machinery and equipment...................             441,396          441,288
                                                     ---------        ---------
         Total............................           1,847,299        1,846,858
                                                     =========        =========
Accumulated depreciation..................             515,861          525,157
                                                     =========        =========

NOTE 7 - INVENTORIES

Inventories are composed as follows:

                                                          At September 30,
                                                    ---------------------------
                                                      2001              2002
                                                      ----              ----
                                                      ThCh$             ThCh$

Finished Products.........................         13,216,246        8,457,824
Products in process.......................             39,582           44,401
Raw Materials.............................          9,489,357        6,294,962
Raw Materials in transit..................            295,081        3,552,407
Provision for obsolescence................           (339,184)        (149,788)
                                                   ----------       ----------
         Total............................         22,701,082       18,199,806
                                                   ==========       ==========

NOTE 8 - INVESTMENTS IN RELATED COMPANIES, GOODWILL AND INVESTMENTS IN OTHER COMPANIES

                                                          At September 30,
                                                    ---------------------------
                                                      2001              2002
                                                      ----              ----
                                                      ThCh$             ThCh$

Investments in equity of related companies...       17,908,341       19,698,092
Goodwill (net)...............................      124,041,369      120,595,138
                                                   -----------      -----------
         Total...............................      141,949,710      140,293,230
                                                   ===========      ===========
Investments in other companies...............          728,874          768,297
                                                   ===========      ===========

a)   Investments in equity of related companies:

The detail is as follows:

                                                                 Investment value              Participation
                                  Ownership percentage           at September 30,              in net income
                                  at September 30, 2002        2001           2002           2001         2002
                                  ---------------------        ----           ----           ----         ----
                                            %                  ThCh$          ThCh$          ThCh$        ThCh$
Envases CMF (Crowpla Reicolite)           50.00            11,348,229      13,392,621           -       (10,625)
Envases Central S.A.                      48.00             1,315,063       1,015,122    (332,009)     (239,539)
Agromax S.A.                              48.62               585,414               -     (14,952)            -
KAIK Participacoes Ltda.                  11.32             1,383,418       2,099,478    (542,027)   11,860,391
Centralli Refrigerante S.A.               25.00                     -               -     (64,245)            -
Cican S.A.                                15.20             3,276,217       3,190,871      (8,082)       80,706
                                          -----            ----------      ----------    --------    ----------
         Total                                             17,908,341      19,698,092    (961,315)   11,690,933
                                                           ==========      ==========    ========    ==========

On June 29, 2001, Embotelladora Andina S.A. (Andina") and Cristalerias de Chile S.A. ("Cristalerias") entered into a series of contracts in order to establish an association or joint venture to conduct the PET plastic container businesses previously operated by their respective subsidiaries, Envases Multipack S.A. ("Multipack") and Crowpla Reicolite S.A. ("Crowpla").

This joint venture was formed by the issue of shares in Crowpla Reicolite S.A. to the subsidiary Andina Inversiones Societarias S.A., resulting in that company owning 50% of the shares in Crowpla. Cristalerias retained ownership of the remaining 50%. At the same time, Crowpla purchased from Multipack the assets necessary to operate the joint venture.

On October 16, 2001 the Extraordinary Meeting of Shareholders of Crowpla agreed to change the name of the society for "ENVASES CMF S.A." An unrealized profit of ThCh$ 1,356,761 (historical) arose as a result of the sale of assets previously referred to; this profit will be recognized in results over the remaining useful life of the assets sold to Envases CMF S.A.

There are no liabilities used as hedging instruments of the investments abroad.

Foreign subsidiaries have no accumulated earnings that could be paid or otherwise transferred to the Company, with the sole exception of the Uruguayan subsidiary The Sterling Pacific Corp., in the amount of US$ 40 million.

On March 19, 2002 the Canadian brewery Molson signed a joint agreement with Heineken for 100% control of Cervejarias Kaiser S.A. (Brazil).

Embotelladora Andina S.A., through its subsidiary Rio de Janeiro Refrescos
(RJR), holds an indirect interest in Kaik Participacoes Ltda. (KAIK). RJR, in turn, controls 11.32% of Kaiser.

Consequently, RJR received as dividend US$ 15 million, as a result of a payment in cash for the sale of Kaiser's shares. The remaining part of the sale was received in shares issued by Molson to guarantee eventual contingencies.

b)   Transactions with related companies:


                                                                               Amount of  transactions for
                                                          Type of        the nine months ended September 30,
          Company                 Relation              transaction                2001             2002
          -------                 --------              -----------                ----             ----
                                                                                   ThCh$            ThCh$
Envases Central  S.A.      Investee                 Sales
                                                    Raw materials                  622,302          907,191
                                                    Services                         1,450           65,513
                                                    Purchases
                                                    Finished products            4,671,581        9,088,657
                                                    Plant and equipment             13,448            5,096
                                                    Services and others              2,960            1,363
                                                    Commercial accounts
                                                    Loan given                     488,916                -
                                                    Interest                             -            1,142

Envases Italprint S.A.     Shareholder in common    Purchases
                                                    Raw materials                  723,998          511,697
                                                    Fixed assets                    37,827                -
                                                    Others                               -           32,621

Parque Arauco S.A          Majority shareholder     Rental of advertising space     17,572                -

Coca-Cola de Chile S.A.    Related company through  Sales
                           shareholders             Advertising                          -          957,455
                                                    Others                         141,735          104,907
                                                    Purchases
                                                    Concentrate                 26,941,011       24,978,524
                                                    Advertising                    921,288        1,392,791
                                                    Others                       2,163,611          631,754

Coca-Coca de Argentina     Related company through  Purchases
S.A.                       shareholders             Concentrate                 16,205,987        7,335,803
                                                    Advertising                  2,041,294           67,059

Cican S.A. (Argentina)     Equity investee          Purchases
                                                    Finished products            5,239,282                -

Cervejarias Kaiser S.A.    Equity investee          Purchases
(Brazil)                                            Finished products           33,601,155        4,563,685

Coca-Cola Industrial       Related company through  Purchases
                           Shareholders             Concentrate                 35,182,876                -

Claudio Cabrera            Subsidiary manager       Financial  advice               8,073
Berceruelo

Envases del Pacifico Ltda. Director in common       Purchases
                                                    Labels                        260,993            17,893
                                                    Raw materials                  24,672            50,733
                                                    Others                          1,683             8,992

Recofarma Industrias do    Director in common       Purchases
Amazonas Ltda.                                      Concentrate                         -        19,917,972
                                                    Advertising                         -         7,987,217

Envases CMF S.A.           Equity investee          Purchases
                                                    Raw materials                 747,344         3,862,437
                                                    Containers                          -         1,386,437

Centralli Refrigerantes    Investee                 Purchases
S.A.                                                Finished products                   -         3,454,790


c)   Amounts receivable and amounts payable with related companies:


Short-term accounts:
--------------------

                                                     Amounts receivable                   Amounts payable
                                                      at September 30,                   at September 30,
                                                   ----------------------             ----------------------
           Company                                 2001              2002             2001              2002
           -------                                 ----              ----             ----              ----
                                                   ThCh$             ThCh$            ThCh$             ThCh$
Envases Central S.A.......................         367,918                -                 -          210,837
Coca-Cola de Chile S.A. ..................               -                -         2,804,569        2,285,555
Recofarma Industrias do
   Amazonas Ltda..........................               -          234,089         3,871,140                -
ECPG Net Inc (USA)........................          29,038                -                 -                -
Envases del Pacifico S.A..................               -                -            23,384           11,167
Envases Italprint S.A.....................               -                -           148,684          126,275
Centralli Refrigerante S.A................               -                -           161,186           67,121
Envases CMF S.A...........................               -                -         1,856,744        2,003,245
Cervejarias Kaiser S.A. (Brazil)..........          49,344                -                 -           71,509
Coca-Cola (Argentina).....................               -                -           667,853          495,004
Coca-Cola Industrial Ltda.................          79,971                -                 -                -
Cican S.A. (Argentina)....................               -                -         1,525,236          172,757
                                                   -------          -------        ----------        ---------
         Total short term.................         526,271          234,089        11,058,796        5,443,470
                                                   =======          =======        ==========        =========


Long-term accounts:
-------------------

                                                     Amounts receivable                   Amounts payable
                                                      at September 30,                   at September 30,
                                                   ------------------------           ------------------------
           Company                                 2001              2002             2001              2002
           -------                                 ----              ----             ----              ----
                                                   ThCh$             ThCh$            ThCh$             ThCh$
Centralli Refrigerante S.A................         237,985           51,519                 -                -
Cervejarias Kaiser S.A. (Brazil)..........               -           36,785                 -                -
Coca-Cola Industrial Ltda.................          57,654                -                 -                -
                                                   -------           ------           -------          -------
         Total long term..................         295,639           88,304                 -                -
                                                   =======           ======           =======          =======

NOTE 9 - OTHER ASSETS
---------------------

Other assets at each period-end are as follows:
                                                        At September 30,
                                                        ----------------
                                                      2001              2002
                                                      ----              ----
                                                      ThCh$             ThCh$

Bonds    ...................................        85,085,075      135,581,867
Prepaid expenses............................         2,728,550        2,340,805
Time deposits...............................        57,609,791       68,281,457
Recoverable taxes...........................                 -           54,435
Long term deferred taxes....................                 -                -
Deferred bond issuance costs................         5,646,992        4,096,989
Fixed assets not used in operations.........         3,529,183          782,796
Other (1)...................................         3,406,028        1,727,109
                                                   -----------      -----------
         Total .............................       158,005,619      212,865,458
                                                   ===========      ===========

(1) Includes ThCh$ 877,264 (ThCh$ 818,816 in 2001) relating to amounts to be received from the former stockholders of the subsidiary Rio de Janeiro Refrescos Ltda. who agreed to compensate the Company for the cost of any liabilities relating to transactions prior to the purchase of the subsidiary. These guarantees cover not only the existing contingent liabilities but also any future contingency that could arise in Rio de Janeiro Refrescos Ltda. from operations prior to the purchase of that subsidiary. The balance in Other assets is equal to the amount of the related liability to third parties included under Other long-term liabilities.

NOTE 10 - BANK LIABILITIES

a)   Short-term bank liabilities:

The weighted average interest rate on short-term borrowings, denominated in US$ and outstanding at September 30, 2002 was 2.36%.

b) Long-term bank liabilities consist of loans in Brazilian Reales and U.S. dollars, the terms of which are as follows:

                                                              Terms
                                                              -----
Lenders                                                Various banks
Payments of interest                                   Semiannually in arrears

The Long-term bank liabilities outstanding at each period-end, are as follows:

                                                        At September 30,
                                                        ----------------
                                                      2001              2002
                                                      ----              ----
                                                     ThCh$             ThCh$

Long-term bank loans in U.S. dollars.........         472,484          510,835
Long-term bank loans in Brazilian reales.....      64,442,903       62,132,254
                                                   ----------       ----------

         Total bank loans....................      64,915,387       62,643,089
Less:  current portion.......................      (5,730,041)      (1,301,818)
                                                   ----------       ----------
         Total long-term portion.............      59,185,346       61,341,271
                                                   ==========       ==========

Scheduled maturity of the long-term portion of bank liabilities at September 30, 2002 are as follows:

Maturing during the period ending September 30,
                                                                      ThCh$
                                                                      -----
2004     ..........................................                    63,437
2005     ..........................................                    49,331
2006 and beyond....................................                61,228,503
                                                                   ----------
         Total.....................................                61,341,271
                                                                   ==========

NOTE 11 - BONDS PAYABLE
-----------------------

a) At September 30, 2002, the balance of bonds payable, amounting to ThCh$ 145,554,880 (ThCh$ 169,823,173 in 2001), is recorded at par value and is classified as follows:

                                                            At September 30,
                                                            ----------------
                                                        2001            2002
                                                        ----            ----
                                                        ThCh$           ThCh$
Current portion of bonds payable:
    Bonds payable in UF..........................      2,673,272      2,403,737
    Bonds payable in foreign currency (US$)......      1,840,173        954,750
                                                     -----------    -----------
         Total current portion of bonds payable..      4,513,445      3,358,487
                                                     ===========    ===========
Long-term bonds payable:
    Bonds payable in UF .........................    115,143,342    115,185,210
    Bonds payable in foreign currency (US$)......     50,166,386     27,011,183
                                                     -----------    -----------
         Total long-term bonds payable...........    165,309,728    142,196,393
                                                     ===========    ===========

b) The terms and conditions of the bonds issued in US dollars outstanding at September 30, 2002 are as follows:

                                         Series A                  Series B                  Series C
                                         --------                  --------                  --------
Issue date                           October 3, 1997           October 3, 1997           October 3, 1997
Nominal outstanding principal        US$ 32,076,000            US$ 4,000,000             US$ 0
Basis of readjustment                US$ exchange rate         US$ exchange rate         US$ exchange rate
Amortization term                    10 years                  30 years                  100 years
Principal payments                   Due October 1, 2007       Due October 1, 2027       Due October 1, 2097
Annual interest rate                 7.0%                      7.625%                    7.875%
Interest payments                    Semiannually              Semiannually              Semiannually

During the period, the subsidiary The Sterling Pacific Corp. repurchased bonds in the international markets amounting to US$ 14.6 million (US$ 198.9 million in 2001). The total of repurchased bonds to date is US$ 314 million.

c) The terms and conditions of bonds issued in UF in the local market outstanding at September 30, 2002 are as follows:

                                    Series A                    Series B
                                    --------                    --------
Issue date                     July 2001                     July 2001
Amount of issuance             UF 3,300,000                  UF 3,700,000
Basis of readjustment          UF exchange rate              UF exchange rate
Amortization term              5 years                       17 years
Principal payments             Due June 1, 2008              Due June 1, 2026
Annual interest rate           6.2%                          6.5%
Interest payments              Semiannually                  Semiannually

NOTE 12 - OTHER ACCRUED LIABILITIES AND PROVISIONS
--------------------------------------------------

Other accrued liabilities and provisions at each period-end are as follows:

                                                        At September 30,
                                                        ----------------
                                                      2001              2002
                                                      ----              ----
                                                      ThCh$             ThCh$
Other accrued liabilities:
    Accrued obligations at period-end..........     13,935,974       10,572,932
    Provision for employee vacations...........      1,074,891        1,514,014
    Employee severance indemnities ............        397,016          328,171
    Publicity..................................      1,063,532        2,345,952
    Unearned revenue...........................        128,624          125,855
                                                    ----------       ----------
         Total.................................     16,600,037       14,886,924
                                                    ==========       ==========
Long-term provisions:
    Accrued obligations at period-end..........      3,884,555        7,462,805
    Employee severance indemnities.............      2,124,231        2,223,228
                                                    ----------       ----------
         Total ................................      6,008,786        9,686,033
                                                    ==========       ==========

NOTE 13 - INCOME TAXES
----------------------

a)   Taxes

The parent company and its subsidiaries have set up a provision to cover income taxes based on existing laws. The effect on income is as follows:

                                                            At September 30,
                                                            ----------------
                                                          2001          2002
                                                          ----          ----
                                                         ThCh$          ThCh$

    Current year income tax charge..................  (6,207,677)   (8,613,008)
    Deferred tax movement...........................     193,962       (37,542)
    Amortization of deferred tax
         complementary accounts.....................    (162,883)     (216,787)
    Other...........................................     266,217      (259,416)
                                                      ----------    ----------
         Total......................................  (5,910,381)   (9,126,753)
                                                      ==========    ==========

b)   Taxable retained earnings

The Taxable Profits Fund totaled ThCh$ 34,036,663 as of September 30, 2002 which cannot be used as a credit in the event of distribution to shareholders.

c)   Deferred taxes

Beginning January 1, 2000, the Company began recognizing in net income on a prospective basis the effect of deferred taxes in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants.

The accumulative balance of these deferred taxes are shown below:


2001
----


     Temporary differences                            Deferred asset                   Deferred liability
       (Deferred taxes)                        Short-term         Long-term       Short-term         Long-term
       ----------------                        ----------         ---------       ----------         ---------
                                                  ThCh$             ThCh$            ThCh$             ThCh$
Allowance for doubtful accounts.............         952,457                -               -                -
Unearned revenue............................          82,703                -               -                -
Accrued vacation expenses...................         119,467                -               -                -
Accumulated depreciation....................               -          940,788               -        7,338,294
Intangible depreciation.....................               -                -               -                -
Staff severance indemnities.................               -            5,169           5,383          585,525
Provision for fixed assets held for sale....               -        2,943,463               -                -
Judicial deposits...........................               -          497,975               -                -
Social contribution.........................               -                -               -                -
Tax loss carryforward.......................       3,448,540                -               -                -
Deposits in guarantee.......................               -                -               -        3,510,497
Other    ...................................         497,800          979,649         189,057           89,952
                                                   ---------        ---------         -------       ----------
         Total                                     5,100,967        5,367,044         194,440       11,524,268
Complementary accounts,
   Net of amortization......................        (207,957)        (588,058)         (2,340)      (6,186,293)
                                                   ---------        ---------         -------       ----------
         Total..............................       4,893,010        4,778,986         192,100        5,337,975
                                                   =========        =========         =======       ==========


2002
----

     Temporary differences                            Deferred asset                   Deferred liability
       (Deferred taxes)                        Short-term         Long-term       Short-term         Long-term
       ----------------                        ----------         ---------       ----------         ---------
                                                  ThCh$             ThCh$            ThCh$             ThCh$
Allowance for doubtful accounts.............         245,787          284,319               -                -
Unearned revenue............................                           81,318               -                -
Accrued vacation expenses...................         126,195                -          13,684                -
Intangible depreciation.....................                                -               -                -
Accumulated depreciation....................                                -               -        4,156,426
Staff severance indemnities.................                                -               -          476,247
Fabrication expenses........................                                -               -                -
Provision for fixed assets held for sale....                          503,633               -                -
Judicial deposits...........................                          104,383               -                -
Tax loss carryforwards......................                           13,741               -                -
Leasing debtors.............................          53,231                -               -           11,125
Fixed asset valuation.......................                                -               -                -
Deposits in guarantee.......................                                -               -          440,671
Social contribution.........................                        3,328,383               -                -
Debt issue expenses.........................                                -               -          252,299
Provision for lawsuits......................                          295,207               -                -
Provision income taxes......................                        8,235,165               -                -
Losses for devaluation......................                       15,551,256               -                -
Other    ...................................         183,323        2,091,573         116,598        3,102,998
                                                    --------      -----------         -------       ----------
         Total                                       608,536       30,488,978         130,282        8,439,766
Complementary accounts,
 net of amortization........................        (100,531)      (3,437,134)              -       (5,546,504)
Valuation allowance.........................               -      (25,664,120)              -                -
                                                    --------      -----------         -------       ----------

         Total..............................         508,005        1,387,724         130,282        2,893,262
                                                    ========      ===========         =======       ==========

NOTE 14 - CONTINGENCIES AND COMMITMENTS
---------------------------------------

a)       Guarantees:

Embotelladora Andina S.A.

The Company is in litigation for tax related matters for a total amount of ThCh$ 57,905 plus interest and monetary correction. The court ruled partially against the Company and awarded the plaintiff ThCh$ 23,609 plus interest and monetary correction. The Company has appealed the ruling and the result is pending.

Complejo Industrial Pet S.A.

The Company faces litigation related to labor laws and other civil actions with a maximum possible liability of ThUS$ 197.

Embotelladora del Atlantico S.A.

The Company faces litigation related to labor laws and other civil actions with a maximum possible liability of ThUS$ 1,713.

Rio de Janeiro Refrescos Ltda.  (RJR)

The Company faces litigation related to labor laws, federal taxes and other civil actions related to contingencies of the prior owners of RJR for a total estimated amount of ThUS$ 3,792.

At September 30, 2002, the Company has established a provision for the possible losses that could arise from the litigation described above.

b)       Contingencies:

Argentina Economic Situation

At September 30, 2002 the assets in Argentina represents the 17.10% of the consolidated assets (22.72% at September 30, 2001). Likewise, the investments held in Argentina represents the 20.57% of the shareholder's equity at September 30, 2002.

As it is widely known, it is difficult to forecast the future developments of the Argentinean economy and its consequences on the economic and financial position of Embotelladora Andina's subsidiaries in this country. Therefore, the present financial statements do not include all the adjustments that could result from such adverse conditions, consequently they must be read considering these circumstances.

From the Company's management point of view, the consequences of these uncertainties would not have a significant effect on the financial position of the Company.

c)   Covenants

The bond issue and placement in the US market for US$ 350 million does not impose administrative restrictions, covenants or financial ratios to the Company.

The bond issued and placement in Chile of UF 7,000,000 is subject to the following covenants:

o Leverage, defined as the Total Debt / Equity + Minority Interest, must not exceed 1.2 times.

o The Company must maintain consolidated assets free of mortgages or any kind of encumbrance for an amount at least equal to 1.3 times the consolidated not-guaranteed outstanding liabilities.

o The Company must maintain and by no means lose, sell or transfer to a third party its rights on the geographical zone called "Region Metropolitana" (the Company's franchised territory of The Coca-Cola Company in Chile). The Company must also maintain and renew the license for the manufacture, production, sale and distribution of the products and trademarks.

o The Company must never lose, sell or transfer to a third party other territory of Argentina or Brazil that is franchised to Andina by The Coca Cola Company for the manufacture, production, sale and distribution of the products and trade marks conferred by the license if it represents more than 40% of the Company's adjusted consolidated operational cash flow, as defined.

NOTE 15 - SHAREHOLDERS' EQUITY
------------------------------

a) The variations in the capital and reserves of the Company during the periods ended September 30, 2002 and 2001 were as follows:

                                                                                         Net income
                                       Paid-in   Capital       Other         Retained    for the      Interim
                                       capital   revaluation   reserves (1)  earnings    period       dividends     Total
                                     ----------  -----------   -----------  -----------  -----------  -----------   ----------

                                           ThCh$      ThCh$      ThCh$        ThCh$         ThCh$        ThCh$        ThCh$
At January 1, 2001                    173,762,425          -   38,132,910  178,915,081   31,500,734  (11,640,959)  410,670,191
Prior year income allocation                    -          -            -  (15,472,743) (31,500,734)  11,640,959   (35,332,518)
Definitive dividends                            -          -            -            -           -            -              -
Price-level restatement
  of equity accounts                            -  3,822,773      838,924    2,941,772           -       (26,822)    7,576,647
Accumulated translation adjustment
  of foreign investments                        -          -   44,352,597           -            -            -     44,352,597
Supplementary dividend                          -          -            -  (42,309,278)          -            -    (42,309,278)
Interim dividends                               -          -            -           -            -    (7,663,568)   (7,663,568)
Net income for the period                       -          -            -           -    22,236,270            -    22,236,270
                                      -----------  ---------   ----------  -----------  -----------  -----------   -----------
At September 30, 2001                 173,762,425  3,822,773   83,324,431  124,074,832   22,236,270   (7,690,390)  399,530,341
                                      ===========  =========   ==========  ===========  ===========  ===========   ===========
Balance at September 30, 2001
  restated in constant Chilean pesos
  of September 30, 2002 (2.2%)        177,585,198  3,906,874   85,157,568  126,804,478   22,725,468   (7,859,579)  408,320,007
                                      ===========  =========   ==========  ===========  ===========  ===========   ===========

At January 1, 2002                    179,149,060          -   46,252,421  125,211,171   33,066,958  (11,587,314)  372,092,296
Prior year income allocation                    -          -            -   21,479,644  (33,066,958)  11,587,314            -
Definitive dividends                            -          -            -  (46,141,062)           -            -   (46,141,062)
Price-level restatement
  of equity accounts                            -  2,328,938      601,281    1,353,288            -      (26,823)    4,256,684
Accumulated translation adjustment
  of foreign investments (2)                    -          -   23,350,654            -            -            -    23,350,654
Interim dividends                               -          -            -            -            -   (7,663,567)   (7,663,567)
Net income for the period                       -          -            -            -   24,902,497            -    24,902,497
                                      -----------  ---------   ----------  -----------  -----------  -----------   -----------

At September 30, 2002                 179,149,060  2,328,938   70,204,356  101,903,041   24,902,497   (7,690,390)  370,797,502
                                      ===========  =========   ==========  ===========  ===========  ===========   ===========

(1) Other reserve includes the accumulated translation adjustment of ThCh$ 69,298,093 (ThCh$ 84,251,236 in 2001) and other reserves of ThCh$ 906,263
     (ThCh$ 906,332 in 2001).

(2) Represents the accumulated exchange rate difference arising upon consolidation of the Company's investments in Argentina and Brazil in accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants and Official Circular No. 5294 of the SVS, as shown in the following detail:


                                                                      Exchange rate
                                             Balance at        difference during the year       Balance at
           Company                         January 1, 2002    Investment        Liability   September 30, 2002
           -------                         ---------------    ----------        ---------   ------------------
                                                ThCh$            ThCh$            ThCh$            ThCh$

Rio de Janeiro Refrescos Ltda.               28,038,851        13,182,624                -        41,221,475
Embotelladora del Atlantico S.A.             12,240,833         7,256,006                -        19,496,839
Complejo Industrial Pet S.A.                  5,667,755         2,912,024                -         8,579,779
                                             ----------        ---------          --------        ----------
         Total                               45,947,439        23,350,654                -        69,298,093
                                             ==========        ==========         ========        ==========

b)   Dividends paid and agreed

During the period from January to September 2002, the Company distributed Interim Dividend No. 129 for Ch$ 4.80 per Series A share and Ch$ 5.28 per Series B share; Definitive Dividend No. 130 for Ch$ 4.80 per Series A share and Ch$ 5.28 per Series B share; the first payment of the Definitive Dividend No. 131 for Ch$ 40.0 per Series A share and Ch$ 44.0 per Series B share; and Interim Dividend No. 132 for Ch$ 4.80 per Series A share and Ch$ 5.28 per Series B share.

Further payments of dividends was agreed as follows:

                 Month of        Type of          Ch$ per share   Ch$ per share
No of dividend   payment        dividend            series A        series B
--------------   -------        --------            --------        --------
      131        Dec-02   Definitive (2nd payment)    13.00          14.30

During the period from January to September 2001, the Company distributed Interim Dividend No. 124 for Ch$ 4.80 per Series A share and Ch$ 5.28 per Series B share; Definitive Dividend No. 125 for Ch$ 4.80 per Series A share and Ch$ 5.28 per Series B share; Definitive Dividend No. 126 for Ch$ 53.00 per Series A share and Ch$ 58.30 per Series B share; and Interim Dividend No. 127 for Ch$ 4.80 per Series A share and Ch$ 5.28 per Series B share.


NOTE 16 - OTHER NON-OPERATING INCOME AND EXPENSES
-------------------------------------------------

Other non-operating income and expenses include the following items:

a)   Other non-operating income:
                                                       2001            2002
                                                       ----            ----
                                                       ThCh$           ThCh$

Gain on sale of fixed assets.....................     1,002,557        585,596
Income from Aguas Brasil lawsuit.................             -      1,024,000
Currency exchange rate difference arising
 from translation of financial statements........    11,751,309              -
Other miscellaneous income.......................       664,162        781,144
                                                     ----------      ---------
         Total...................................    13,418,028      2,390,740
                                                     ==========      =========

b)   Other non-operating expenses:
                                                       2001            2002
                                                       ----            ----
                                                        ThCh$           ThCh$

Write-off of non-operating assets................             -       (304,924)
Loss on sale of fixed assets.....................             -       (301,219)
Obsolescence and write-offs of operating
  fixed assets...................................    (3,750,282)    (5,408,172)
Indemnities......................................    (1,297,398)    (3,155,486)
Litigation.......................................      (580,557)    (2,708,716)
Currency exchange rate difference arising
  from translation of financial statements.......             -     (8,837,521)
Other miscellaneous expenses.....................      (866,906)    (2,333,153)
                                                     ----------    -----------
         Total...................................    (6,495,143)   (23,049,191)
                                                     ==========    ===========

NOTE 17 - SUBSEQUENT EVENTS
---------------------------


Reorganization of subsidiary Embotelladora del Atlantico S.A.
-------------------------------------------------------------

The Argentinean subsidiary Embotelladora del Atlantico S.A. ("EDASA") has started a reorganization process of its operations which will concentrate the production in the Cordoba province plant, in order to reach a better operative efficiency. This process will affect the production, marketing and distribution operations throughout the rest of the franchised territories in Argentina. As a result, the production plants at Mendoza and Rosario will be modified to become distribution centers.

Interim Dividend No. 133
------------------------

During the Board of Directors' meeting held on September 24, 2002, it was agreed the distribution of Interim Dividend No. 133 for Ch $ 4.80 per Series A share and Ch$ 5.28 per Series B share. This dividend was charged to the result for the year ended December 31, 2002 and was available to shareholders on October 31, 2002. The closing date of the shareholders' registry for the payment of this dividend was October 25, 2002.


There have been no other subsequent events, either financial or otherwise, during the nine-month period ended September 30, 2002 up to the date on which these financial statements were prepared, which could significantly affect their interpretation.










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